Filed by American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital — Retail Centers of America, Inc. (“RCA”). The following is the script of a recorded message to be distributed to RCA stockholders beginning on December 28, 2016.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

RCA Telephone Message

Hi, this is Mike Weil, President and Chief Executive Officer of American Realty Capital - Retail Centers of America, or RCA.

I’m calling to let you know about a special meeting of RCA stockholders being held on February 13th to approve a merger with American Finance Trust, also a public, non-traded real estate investment trust which is advised by our external manager, AR Global Investments.

As a stockholder, your participation in this important vote is needed.

You will receive a joint proxy statement/prospectus related to the proposed merger and special meeting over the coming week. The materials will include instructions on how to easily vote your shares by mail, over the phone or online.

We invite you to participate in one or more of our upcoming web based presentations on the proposed merger. The first of these webcasts is scheduled for Friday, January 6th at 2:00 pm Eastern.

You may find a schedule of upcoming webcasts at www.retailcentersofamerica.com.

After reviewing the proxy materials, you may contact Broadridge Investor Communication Solutions at 855-973-0094 for help with voting your shares.

Your early vote on this matter is greatly appreciated.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.RETAILCENTERS OFAMERICA.COM OR AT WWW.AMERICANFINANCETRUST.COM.

Thank you.